UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the securities exchange legislation, hereby files

OTHER RELEVANT INFORMATION

BBVA, pursuant to the Corporate Enterprises Act, sends the full text of the Notice of Meeting of BBVA’s Annual General Shareholders’ Meeting, to be held exclusively through telematic means foreseeably at second call on 20 April 2021, which has been published today on the daily press and on BBVA’s website: www.bbva.com .

In addition, the full texts of the proposed resolutions are enclosed herewith.

The reports on the items of the agenda that require them and the remaining documents related to the Annual General Meeting are available on BBVA’s website: www.bbva.com .

Madrid, 16 March 2021

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

ANNUAL GENERAL SHAREHOLDERS’ MEETING

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

20 APRIL 2021

CALL NOTICE

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, the “Company”, “BBVA” or the “Bank”), at its meeting on 15 March 2021, has resolved to call the Annual General Shareholders’ Meeting of the Company to be held, in light of the exceptional circumstances brought about by the COVID-19 pandemic and in order to protect the health and safety of shareholders, employees and all other individuals involved, fully remotely (without the in-person attendance of neither shareholders nor their representatives) on 19 April 2021, at 12 noon, on first call, and, at the same time on 20 April 2021, on second call, in accordance with the following:

AGENDA

ONE.- Annual financial statements, allocation of results and corporate management:

1.1.	Approval of the annual financial statements and the management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year ended 31 December 2020.

1.2.	Approval of the non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its consolidated Group for the financial year ended 31 December 2020.

1.3.	Approval of the allocation of results for the 2020 financial year.

1.4.	Approval of the corporate management during the 2020 financial year.

TWO.- Adoption of the following resolutions on the re-election of members of the Board of Directors:

2.1.	Re-election of Mr. José Miguel Andrés Torrecillas.

2.2.	Re-election of Mr. Jaime Félix Caruana Lacorte.

2.3.	Re-election of Ms. Belén Garijo López.

2.4.	Re-election of Mr. José Maldonado Ramos.

2.5.	Re-election of Ms. Ana Cristina Peralta Moreno.

2.6.	Re-election of Mr. Juan Pi Llorens.

2.7.	Re-election of Mr. Jan Paul Marie Francis Verplancke.

Pursuant to Paragraph 2 of Article 34 of the Bylaws, determination of the number of directors in the number resulting from the resolutions adopted under this item of the Agenda, which will be reported to the Annual General Meeting for all due effects.

THREE.- Approval of a distribution of five point nine euro cents (EUR 0,059) per share from the share premium account.

FOUR .- Approval of a distribution charged against the Bank’s distributable items for a maximum amount equal to 35% of the consolidated profit for the first semester of 2021, excluding extraordinary amounts and items, subject to certain conditions and limitations.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

FIVE.- Authorisation to the Board of Directors, with express powers of sub-delegation, to issue contingently convertible securities into BBVA shares (CoCos), for a period of five years, up to a maximum amount of EIGHT BILLION EUROS (EUR 8,000,000,000), authorising in turn the power to exclude pre-emptive subscription rights in such securities issues, as well as the power to increase the share capital by the necessary amount and to amend the corresponding article of the Bylaws.

SIX.- Approval of the reduction of the share capital of the Bank up to a maximum amount of 10% of the share capital as of the date of this resolution, through the redemption of own shares purchased by BBVA by means of any mechanism for the purpose of being redeemed, delegating to the Board of Directors the implementation of the share capital reduction on one or more occasions.

SEVEN.- Approval of the Remuneration Policy for Directors of Banco Bilbao Vizcaya Argentaria, S.A., and the maximum number of shares to be delivered, as the case may be, as a result of its implementation.

EIGHT.- Approval of a maximum level of variable remuneration of up to 200% of the fixed component of the total remuneration for a certain group of employees whose professional activities have a significant impact on the Group’s risk profile.

NINE .- Re-election of the statutory auditors of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the 2021 financial year.

TEN.- Amendment of article 21 (Form and content of the notice of meeting) of Banco Bilbao Vizcaya Argentaria, S.A.’s Bylaws.

ELEVEN.- Amendment of article 5 (Publication of the notice of the meeting) of Banco Bilbao Vizcaya Argentaria, S.A.’s General Meeting Regulations.

TWELVE.- Delegation of powers on the Board of Directors, with the authority to substitute, in order to formalise, amend, interpret and execute the resolutions adopted by the Annual General Meeting.

THIRTEEN.- Consultative vote on the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

* * * * * *

In accordance with the provisions of the Royal Decree-Law 34/2020, of 17 November, on urgent measures to support business solvency and the energy sector, and on tax matters in force on 15 March 2021, the General Meeting will be deemed to have been held at the registered office of the Bank, located at plaza de San Nicolás, number 4, Bilbao.

The General Meeting will be broadcasted on the corporate website (www.bbva.com).

NOTARY PUBLIC AT THE GENERAL MEETING

The Board of Directors has agreed to require a notary public to take the minutes of the General Meeting, pursuant to Article 203 of the Corporate Enterprises Act and Article 101 of the Regulations of the Commercial Registry.

SUPPLEMENT TO THE CALLING OF THE MEETING AND PRESENTATION OF PROPOSED RESOLUTIONS

Pursuant to the Corporate Enterprises Act, shareholders representing, at least, three percent of the share capital may: (i) request the publication of a supplement to the calling of the Meeting, including one or more agenda items, provided that the new items are accompanied by a substantiation or, where applicable, a substantiated proposed resolution; and (ii) submit substantiated proposed resolutions on matters that are already included or that should be included on the agenda.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

If these rights are to be exercised, due notice must be provided to the Company at its registered office, at plaza de San Nicolás, number 4, 48005, Bilbao, Spain, within five days following the publication of this calling.

ATTENDANCE (EXCLUSIVELY BY REMOTE MEANS)

In light of the exceptional circumstances brought about by COVID-19, and in order to protect the health and safety of shareholders, employees and all other individuals involved in the General Meeting, the Company has agreed, in accordance with the Royal Decree-Law 34/2020, of 17 November, on urgent measures to support business solvency and the energy sector, and on tax matters in force on 15 March 2021, that attendance at the 2021 Annual General Shareholders’ Meeting will be fully remote, i.e. with no in-person attendance by shareholders or their representatives.

Attendance at the General Meeting will take place via the “Remote Attendance Portal”, which will be activated, in accordance with the schedule and channels described below, with the exclusive purpose of facilitating the remote exercise, by shareholders entitled to attend, of the rights granted to them by the Corporate Enterprises Act.

In accordance with the Bylaws, holders of 500 or more shares that have been recorded in the corresponding accounting registry at least five days before the scheduled date of the General Meeting will be entitled to attend the Meeting.

As the Meeting is likely to be held on second call, pursuant to Article 517 of the Corporate Enterprises Act, shareholders must have the shares registered in their name no later than 15 April 2021 in order to be able to participate in and vote at the Meeting.

The Company will provide a personalised attendance card—indicating the number of shares held—for each shareholder entitled to attend who so requests one. Requests may be sent to the Shareholder Helpdesk or made via the Company’s corporate website (www.bbva.com) or at any BBVA branch in Spain.

Holders of fewer shares may group together until they have, at least, that number and appoint a representative. To do this, shareholders must request the relevant group card, available at any BBVA branch in Spain.

In order to verify the identity of attendees at the General Meeting, and to guarantee that shareholders can properly exercise their rights, shareholders—or their valid proxies—who wish to attend the General Meeting must confirm their identity—and that of their proxy, where applicable—through the Remote Attendance Portal, prior to the start of the Meeting (hereinafter, the “Accreditation process”), as follows:

a)	through the online banking website (www.bbva.es) for attendees who are BBVA online banking users (who have a Multichannel Contract with the Bank);

b)	through the 2021 Annual General Meeting/Remote Attendance section of the Bank’s corporate website (www.bbva.com) for attendees who are not BBVA online banking users.

The Accreditation process on the Remote Attendance Portal will be made available on 6 April 2021 and will close at 11 am on the day of the General Meeting. Notwithstanding the foregoing, for the purpose of the correct processing of the supporting documentation confirming proxy delegation, attendees who wish to attend on behalf of other shareholders must have completed the Accreditation process 24 hours before the scheduled date of the Meeting as scheduled on first calling, i.e. no later than 12 noon on 18 April 2021, which coincides with the scheduled closing time for exercising voting and/or delegation electronically prior to the Meeting.

To complete the Accreditation process in the Remote Attendance Portal, it is necessary to follow the instructions and complete the forms provided in the Portal, in order to validly confirm the identity—and, if applicable, that of their proxies—and for shareholders or their proxies to attend on the day of the Meeting.

In order for the General Meeting to take place in an orderly manner and for the proper management of the remote attendance, the attendees, once the Accreditation process is completed in good time and in

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

an appropriate manner, must access the Remote Attendance Portal between 7 am and 11.30 am on the scheduled day of the Meeting, as follows:

a)	via the online banking website (www.bbva.es) for attendees who are BBVA online banking users, using their online banking access password;

b)

via the 2021 Annual General Meeting/Remote Attendance section of the Bank’s corporate website (www.bbva.com ) for attendees who are not BBVA online banking users, using the codes generated in the Accreditation process.

Only attendees who have completed the Accreditation process in good time and in an appropriate manner and who have accessed the Remote Attendance Portal in the indicated time slot may exercise their rights remotely on the day of the General Meeting.

Attendees who, in exercise of shareholder rights, provided for in the Corporate Enterprises Act, wish to request, in writing, information or clarification they deem necessary regarding the items on the agenda, publicly accessible information submitted by the Company to the National Securities Market Commission since the last general meeting, and concerning the auditor’s report; or draft written proposals under the terms of and in accordance with the Corporate Enterprises Act, may do so through the Remote Attendance Portal, where there will be a form available in order to receive the attendees’ requests (in the Right of information section). With a view to ensuring the smooth running of the General Meeting, such requests may be sent from 7 am on the scheduled day of the Meeting until the Secretary reads the proposed resolutions included in the agenda, as provided for in the General Meeting Regulations.

In accordance with the provisions of the Corporate Enterprises Act, valid requests for information or clarification submitted by the attendees will be answered by the Meeting Panel during the General Meeting, and/or in writing within seven days after the Meeting has taken place.

The attendees’ exercise of the right to vote will be conducted through the Remote Attendance Portal and in accordance with the provisions set forth in the Bank’s General Meeting Regulations. Voting on the proposed resolutions on the agenda items may be conducted from the time at which the attendee accesses the Remote Attendance Portal and until the Meeting Panel declares the Meeting to be over. The vote on proposed resolutions which, by legal mandate, do not need to be included on the Meeting’s agenda and must be put to a vote, shall take place once these proposals are read out by the Meeting Panel and after the voting on the proposed resolutions corresponding to the items on the agenda has been completed.

For any matters not explicitly covered in this notice of the meeting, remote attendance at the General Meeting will be subject to the provisions set out in the General Meeting Regulations and to the rules set out on the Company’s corporate website (www.bbva.com), on the 2021 Annual General Meeting/Remote Attendance page.

PRIOR REMOTE VOTING AND PROXIES

Shareholders who do not wish to attend the General Meeting may remotely cast their vote or grant proxy delegation prior to the Meeting by electronic or written means, as specified below.

ELECTRONIC VOTING AND DELEGATION OF PROXIES

Shareholders can exercise their voting and proxy delegation rights electronically via the Bank’s corporate website (www.bbva.com), the online banking website (www.bbva.es) or the most up-to-date version of the mobile banking application BBVA España (hereinafter, the “BBVA España app”), which is available free of charge at the Play Store and App Store.

In order to prove their identity, shareholders who wish to vote or delegate a proxy electronically must have a passcode.

Shareholders who use BBVA electronic banking can vote or delegate proxies electronically by using the passcode they use to access and perform transactions in the online banking website (www.bbva.es) or the BBVA España app.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Shareholders who do not use BBVA electronic banking and shareholders who are legal entities must obtain a valid passcode, via the Bank’s corporate website (www.bbva.com), to access the computer applications available for the 2021 General Meeting on the corporate website (www.bbva.com ). To do this, shareholders must follow the instructions in the 2021 Annual General Meeting/Electronic Vote and Proxy page of the Bank’s corporate website (www.bbva.com).

Shareholders may exercise their voting and/or delegation rights electronically, prior to the General Meeting, from 23 March 2021 until 12 noon on the day before the General Meeting is held on first call, i.e. until 12 noon on 18 April 2021, as follows:

a)	for shareholders who use BBVA electronic banking, through the Internet banking website (www.bbva.es) or the BBVA España app; and

b)

for shareholders who do not use BBVA electronic banking and shareholders who are legal entities, via the 2021 Annual General Meeting/Electronic Vote and Proxy page of the Company’s corporate website (www.bbva.com), once they have obtained their passcode.

In both cases, shareholders must fill in the relevant forms and follow the instructions provided in each case in order to exercise each of these rights.

All information pertaining to voting and/or delegating proxies electronically will be available on the 2021 Annual General Meeting page of the Company’s corporate website (www.bbva.com ).

WRITTEN VOTING AND DELEGATION OF PROXIES

Shareholders who do not wish to attend the General Meeting may also remotely cast their vote or submit a proxy delegation in writing using the voting form included on the attendance card, which can be requested and submitted at any BBVA branch in Spain.

Shareholders wishing to vote by postal mail may request, from the date of publication of this notice of the General Meeting, through the Shareholder Helpdesk or at any BBVA branch in Spain, that the Company issue the relevant postal voting document in their name. Once completed by the established deadline and according to the instructions therein, this document must be sent by registered post with acknowledgement of receipt to the Shareholder Helpdesk at calle Azul, number 4, 28050, Madrid, Spain, to be processed and counted.

In order to be processed, remotely casted votes must be received, at least, 24 hours prior to the scheduled date of the General Meeting on first call. Any votes that arrive after this time will not be counted.

Any shareholder entitled to attend may be represented at the General Meeting by another person, who need not necessarily be a shareholder. Such representation must be conferred using the delegation form included on the attendance card and may be sent to the Company by any of the means set out in this section.

REVOCATION OF VOTE OR PROXY

Shareholders’ attendance at the General Meeting will revoke any vote or proxy previously submitted.

Additionally, proxies may be revoked at any time by the same means used to delegate them.

RIGHT TO INFORMATION

Shareholders may request, up to five days before the scheduled date of the General Meeting, that directors provide whichever information or clarifications that they may deem necessary or submit written queries regarding matters on the agenda, information accessible to the public as provided by the Company to the National Securities Market Commission since the previous General Meeting, or regarding the auditor’s report.

Shareholders wishing to exercise their right to information may do so in writing, addressing their correspondence to the Shareholder Helpdesk at calle Azul, number 4, 28050, Madrid, Spain; or by

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

email to the address given in the Right to Information section of the 2021 Annual General Meeting page of the Company’s corporate website (www.bbva.com), following the instructions therein.

As of the time of this calling, any shareholder may review at the registered office (plaza de San Nicolás, number 4, Bilbao, Spain) or on the 2021 Annual General Meeting page of the Company’s corporate website (www.bbva.com), the full texts of the proposed resolutions submitted for the approval of the General Meeting and the directors reports on the agenda items, if so desired; the annual financial statements and management reports, both individual and consolidated, which include the non-financial information statement of the Bank and its consolidated Group, and which will be submitted for the approval of the General Meeting, together with the relevant statutory auditors’ reports; the annual corporate governance report regarding the 2020 financial year; the curriculum vitae, category (condition) and mandatory proposals and reports on the re-appointment of directors proposed under agenda item Two; the BBVA Directors’ Remuneration Policy, which is submitted for approval under agenda item Seven, along with the relevant report of the Remunerations Committee; the Board of Directors’ report on the proposal submitted under agenda item Eight; the full text of the amendments to the Bylaws and Regulations proposed under agenda items Ten and Eleven, along with the relevant reports by the Board of Directors; and the Annual Report on the Remuneration of Directors of BBVA. The shareholders will also be provided with any other legal documentation relating to the General Meeting.

Furthermore, shareholders will have access to the reports of the directors and independent expert/statutory auditor other than the Company auditor, appointed by the Commercial Registry, that have been issued since the previous General Meeting regarding the use of the delegation to issue convertible securities (CoCo issuance), which will also be presented to the General Meeting, and which were published and made available to shareholders at the time of their issuance.

Shareholders may request that all of the aforementioned documents be delivered or sent to them immediately and free of charge.

Likewise, between the time of publication of this calling and the General Meeting, all documents and information relating to the Annual General Shareholders’ Meeting will be available on the 2021 General Meeting page of the Company’s corporate website (www.bbva.com).

ONLINE SHAREHOLDERS FORUM

Pursuant to the provisions of Article 539.2 of the Corporate Enterprises Act, for the calling of the General Meeting, BBVA has set up an Online Shareholders Forum on the Company’s corporate website (www.bbva.com ), for the legally established purpose, which individual shareholders and duly authorised voluntary associations of shareholders may access with due protections, in accordance with Article 539.4 of the Corporate Enterprises Act.

The Forum may be used to publish proposals that are intended to be submitted as supplements to the agenda listed in the calling, requests to second these proposals, and initiatives to achieve the percentage of votes required to exercise the minority right established by Law. Offers or calls for voluntary proxies, in accordance with the instructions published on the Bank’s corporate website (www.bbva.com ) for this calling may also be posted.

The Forum is not a channel for communication between the Company and its shareholders and is intended solely to facilitate communication between BBVA shareholders for the calling of the General Meeting before it is held. As such, the Forum is not a channel to be used for attending the General Meeting.

In order to prove their identity, shareholders who wish to access and use the Forum must have a passcode. In so doing, shareholders must follow the relevant rules and instructions provided, in each case, on the 2021 Annual General Meeting page of the Bank’s corporate website (www.bbva.com).

Shareholders who use electronic banking can sign in to the Forum using the passcode they use to access and perform transactions on the online banking website (www.bbva.es) or the BBVA España app.

Shareholders who do not use electronic banking and shareholders who are legal entities must obtain a valid passcode via the Bank’s corporate website (www.bbva.com) to access the computer applications that are available for the 2021 General Meeting on the corporate website (www.bbva.com). To do this,

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

shareholders must follow the instructions included in the Online Shareholders Forum section on the 2021 Annual General Meeting page of the Bank’s corporate website (www.bbva.com).

SUSPENSION OF ELECTRONIC SYSTEMS

The Bank will not be liable for any damages that may be incurred by shareholders or their representatives as a result of any breakdowns, overloads, line failures, connection faults or similar events, beyond the Bank’s control, that may prevent the use of the tools created for shareholders to exercise their rights regarding the General Meeting.

The foregoing applies notwithstanding the adoption of the measures required in each situation, including the potential suspension or restriction of the mechanisms provided for attending and participating at the Meeting through the Remote Attendance Portal or for electronically voting or nominating a proxy prior to the General Meeting being held, when this is advisable or necessary for technical or security reasons, or even the temporary suspension or extension of the General Meeting if necessary to ensure that shareholders or their representatives can fully exercise their rights.

GENERAL INFORMATION

Shareholders may consult the Company’s Bylaws and the General Meeting Regulations on the Company’s corporate website (www.bbva.com) for information relating to the General Meeting that is not provided in this notice.

Likewise, for more information, shareholders may contact the Shareholder Helpdesk at calle Azul, number 4, 28050, Madrid, Spain, from 9 am to 6 pm, Monday to Friday; telephone the Shareholder Helpdesk at (+34) 91 224 98 21 from 8 am to 10 pm, Monday to Friday; or send an email to accionistas@bbva.com.

PROCESSING OF PERSONAL DATA

BBVA will process the personal data submitted by shareholders, and their representatives if applicable, or such data as may be submitted from the depositary entities in order to manage the calling and holding of the Annual General Shareholders’ Meeting.

In accordance with the provisions of Spanish Organic Law 3/2018, of 5 December, on Personal Data Protection and digital rights guarantee, such processing will be carried out in accordance with the provisions of the policy on processing of personal data, which can be consulted at the following link: shareholdersandinvestors.bbva.com/PTDA. Rights to access, amend, oppose, suppress, transfer and limit processing may be exercised as provided for in such policy.

NOTE

THE GENERAL MEETING IS SCHEDULED TO BE HELD, ON SECOND CALL, ON 20 APRIL 2021 AT THE TIME INDICATED AND EXCLUSIVELY VIA REMOTE MEANS, UNLESS SHAREHOLDERS ARE NOTIFIED OTHERWISE THROUGH THE DAILY PRESS AND THE BANK’S CORPORATE WEBSITE (www.bbva.com ).

Bilbao, 16 March 2021, the General Secretary and Secretary of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 20 APRIL 2021

1.1.

Approve, under the terms set out in the legal documentation, the individual and consolidated annual accounts and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group for the financial year ending 31 December 2020.

Authorise the Chairman, Carlos Torres Vila, the General Secretary and Secretary to the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary to the Board of Directors, Rosario Mirat Santiago, indistinctly and with powers of substitution, to file the individual and consolidated annual accounts, management reports and auditors’ reports of Banco Bilbao Vizcaya Argentaria, S.A. and its Group, as well as to issue the corresponding certificates pursuant to Article 279 of the Corporate Enterprises Act and Article 366 of the Commercial Registry Regulations.

1.2.	Approve the individual and consolidated non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its Group for the financial year ending 31 December 2020.

Authorise the Chairman, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Rosario Mirat Santiago, so that any of them, indistinctly and with powers of substitution, may complete (diligenciar), correct, formalise, publish, interpret, clarify, extend, develop or execute any of the documents indicated in the preceding paragraph.

1.3.

Approve the proposed allocation of results of Banco Bilbao Vizcaya Argentaria, S.A. for the 2020 financial year in the amount of EUR 2,182,226,178.26 (two billion, one hundred and eighty-two million, two hundred and twenty-six thousand, one hundred and seventy-eight euro and twenty-six cents) in negative income statement losses carried forward from previous financial years.

In addition, approve the offsetting of the negative results from previous financial years, the amount of which, after the allocation of results for the financial year 2020 in accordance with the preceding paragraph, amounts to EUR 2,182,226,178.26 (two billion, one hundred and eighty-two million, two hundred and twenty-six thousand, one hundred and seventy-eight euro and twenty-six cents), against the voluntary reserves fund.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

1.4.	Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors for the financial year 2020.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 20 APRIL 2021

On this item of the agenda, on the basis of the proposal of the Appointments and Corporate Governance Committee, the re-elections of Mr. José Miguel Andrés Torrecillas, Mr. Jaime Félix Caruana Lacorte, Ms. Belén Garijo López, Ms. Ana Cristina Peralta Moreno, Mr. Juan Pi Llorens and Mr. Jan Paul Marie Francis Verplancke as members of the Board of Directors are submitted to the General Meeting for approval, for the statutory period of three years, with the status of independent directors.

Prior favourable report of the Appointments and Corporate Governance Committee, the re-election of Mr. José Maldonado Ramos as a member of the Board of Directors is likewise submitted to the General Meeting for approval, for the statutory period of three years, with the status of external director.

All the proposed re-elections are accompanied by the report of the Board of Directors stipulated in article 529 decies of the Corporate Enterprises Act. These reports have been made available to shareholders as of the date on which the convening notice of the General Meeting was made public, together with the favourable report of the Appointments and Corporate Governance Committee pertaining the re-election of Mr. José Maldonado Ramos.

Consequently, the following proposals are submitted to the General Meeting:

2.1.

Re-elect Mr. José Miguel Andrés Torrecillas, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of independent director.

2.2.

Re-elect Mr. Jaime Félix Caruana Lacorte, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of independent director.

2.3.

Re-elect Ms. Belén Garijo López, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of independent director.

2.4.

Re-elect Mr. José Maldonado Ramos, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of external director.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

2.5.

Re-elect Ms. Ana Cristina Peralta Moreno, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of independent director.

2.6.

Re-elect Mr. Juan Pi Llorens, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of independent director.

2.7.

Re-elect Mr. Jan Paul Marie Francis Verplancke, of legal age, Belgian nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of independent director.

Pursuant to Paragraph 2 of Article 34 of the Bylaws, determination of the number of directors in the number resulting from the resolutions adopted under this item of the agenda, which will be reported to the Annual General Meeting for all due effects.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTION UNDER AGENDA ITEM THREE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 20 APRIL 2021

Approve a cash distribution from the share premium account of Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank”) for an amount of FIVE POINT NINE CENTS OF EURO (EUR 0.059) gross for each of the Bank’s outstanding shares which are entitled to participate in the aforementioned distribution. The payment will be made to the shareholders on 29 April 2021.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FOUR OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 20 APRIL 2021

Approve a cash distribution charged against the distributable items of Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank”) for an amount to be determined by the Board of Directors (the “Base Amount”) with a maximum equal to THIRTY-FIVE PERCENT (35%) of the consolidated profit as of 30 June 2021 included in the Bank’s condensed interim consolidated and audited financial statements for the first semester of the 2021 financial year, excluding the extraordinary amounts and items included in the consolidated income statement, subject to the rounding process described below and to a limit of FIVE HUNDRED THIRTY-THREE MILLION FOUR HUNDRED THIRTY THOUSAND NINE HUNDRED TWENTY-SIX EUROS AND FORTY CENTS OF EURO (€533,430,926.40) (the “Maximum Threshold”). The implementation period of this resolution will elapse until the date of the next Ordinary General Shareholders’ Meeting, and shall cease as of such date.

The gross fixed amount to be distributed for each outstanding share of the Bank entitled to participate in such distribution shall be equal to the result of dividing the Base Amount, as determined by the Board of Directors, by the total number of shares of the Bank outstanding at the time the implementation of the distribution is agreed, rounded down to the last full thousandth of a Euro resulting from said division. Likewise, the final amount of the distribution shall be equal to the result of multiplying such gross fixed amount per share by the total number of outstanding shares actually participating in the distribution (which may not exceed the total number of shares of the Bank at the time the implementation of the distribution is agreed).

To empower the Board of Directors, in the broadest terms, authorizing it to subdelegate on the Executive Committee (in turn, with subdelegation powers); on the Chairman of the Board of Directors; on the Chief Executive Officer; and on any other person that the Board may expressly authorize for such purpose, for the execution of the distribution, within the limits and in accordance with the criteria established in this resolution, including, in particular and without limitation:

(i)

to execute this resolution, including the development of the foreseen calculation procedure and the establishment of the distribution conditions in all matters not foreseen by this General Meeting, also empowering it to refrain from executing this resolution if it is deemed necessary or convenient;

(ii)	to carry out all procedures and formalities which may be necessary, including the request and processing of whichever authorizations may be required, in order successfully complete the distribution;

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

(iii)

to determine the Base Amount, subject to the limits established hereto, which may be lower than the relevant amounts described in the first paragraph, subject to the applicable conditions at the time the distribution is executed or may exclude extraordinary amounts and items; and determine the gross fixed amount to be distributed for each outstanding share of the Bank entitled to participate in the distribution, and the final aggregate amount of the distribution;

(iv)

to establish the date, within the established execution period, on which the distribution is to be carried out, also empowering it to make all such communications as may be deemed necessary or convenient in this regard;

(v)

to determine, within the distributable items, the specific account or accounts of the Bank’s balance sheet against which the distribution is to be made, including, without limitation, the share premium and any voluntary reserves; and

(vi)

to carry out whichever necessary or convenient acts for the execution and successful completion of the agreed distribution, including the execution of as many public and private documents as may be necessary or convenient for such purpose.

In any case, payment of the relevant distribution is subject to the following additional limits and conditions:

(a)

that, on the date on which payment is to be made, no decision or recommendation from the European Central Bank is in force, nor any regulation prohibiting or expressing itself against the payment of the agreed distribution; and

(b)

in the event that the distribution is made in whole or in part out of the share premium account, to obtaining the regulatory authorization provided for in article 77.1.b) of Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms, if applicable.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 20 APRIL 2021

First.- Authorise the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or the “Bank”), as broad as required by law, to issue convertible securities, whose conversion is contingent and which is intended to meet regulatory requirements for their eligibility as capital instruments, in accordance with the solvency regulations applicable from time to time (CoCos), subject to the legal and statutory provisions that may be applicable at any time and, where appropriate, prior obtaining the authorisations that may be necessary to such end. The Board of Directors may make issues on one or several times within the maximum term of five (5) years from the date on which this resolution is adopted, up to the maximum overall amount of EIGHT BILLION euro (EUR 8,000,000,000) or its equivalent in any other currency.

Likewise, authorise the Board of Directors, as broad as required by law by law, so that, in the manner it deems most appropriate, it may:

(i)

Resolve, establish and determine each and every one of the terms, characteristics and conditions of each of the issues of securities contingently convertible into newly issued Company shares made under this resolution, including, but not limited to the term of, expressly including the possibility of issuing perpetual securities; where applicable, the terms and early redemption options, which may be in favor of either the issuer or the holders of the securities; the amount, always within the maximum overall amount indicated above; the issue date(s); the interest rate; the issue price; the number of securities and the nominal value of each one; the form in which the securities are to be represented; the form and conditions of the remuneration, the interest rate, fixed or variable, and the dates and procedures for payment of the coupon; the priority of the securities and their potential subordination clauses; where appropriate, the anti-dilution clauses; the applicable law; and, where appropriate, the mechanisms for the collective organisation and association and/or representation and protection of the holders of the securities to be issued, including the appointment of their representatives.

(ii)	Resolve, establish and determine the manner, timing and scenarios of conversion and the bases and methods of conversion.

(iii)	Resolve, establish and determine the conversion ratio, which may be fixed or variable, within the limits set forth below.

Should the issuance be made with a fixed conversion ratio, the Company share price used for the conversion may not be less than

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

the higher of: (a) the arithmetic mean of the closing prices of the Company share on the securities market or exchange that the Board of Directors determines, during a period to be established, which may not be more than three months or less than fifteen trading sessions prior to the date on which the specific issue of contingently convertible securities is approved and (b) the closing price of the Company share on the securities market or exchange that the Board of Directors determines, the day prior to the date on which the specific issue of contingently convertible securities is approved.

Should the issuance be made with a variable conversion ratio, the Bank share price used for the conversion must be the arithmetic mean of the closing prices of the Company share on the securities market or exchange that the Board of Directors determines, during a period to be established, which may not be more than three months or less than five trading sessions prior to the date on which the conversion trigger event takes place. In such case, a premium or, where appropriate, a discount— may be applied to the price per share, although should an issue discount be applied to the price per share, it may not exceed 30%. The premium or discount may be different for each conversion date on each of the issuances or tranches. Likewise, even if a variable conversion ratio is established, a minimum and/or maximum reference price may be determined for the shares for conversion, in the terms that the Board of Directors deems appropriate.

Subject to whatever other limits may be applicable under prevailing regulations at any time, the value of the Company share for the purposes of the conversion ratio of the securities into shares may not be below the nominal value of the Company share at the time of conversion and securities may not be converted into shares when the nominal value of the securities is below that of the shares.

For the purposes of conversion, the value of the contingently convertible securities will be their nominal value, and may or may not include accrued and unpaid interest at the time of conversion, and rounding formulae as may be determined as appropriate.

(iv)

Request, where appropriate, that the contingently convertible securities issued hereunder and/or the shares issued to cover their conversion be listed for trading on official or unofficial, regulated or non-regulated, organised or non-organized secondary markets, domestic or foreign, and to carry out any procedures or actions that may be necessary or appropriate for this purpose with the corresponding public and/or private bodies.

It is expressly stated that the Company submits to the regulations that exist now or that could be enacted in the future with regard to trading, and particularly with regard to contracting, retention and

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

exclusion from trading and the undertaking that, in the event that exclusion from the trading of securities or shares is subsequently requested, it will be adopted with the formalities required by the applicable regulations.

(v)

Increase the Bank’s share capital by the amount necessary to cover the conversion commitments, within the limits that, where applicable, are in force and available at any time, and to declare the issue undersubscribed, where applicable, establishing the specifications of the Company shares to be issued to cover the conversion of the securities, and to redraft the corresponding article in the bylaws.

(vi)

Exclude, either fully or partially, the pre-emptive subscription rights of shareholders within the framework of a concrete issuance, when corporate interest so demands, complying, in all cases, with the legal requirements and limitations established for this purpose at any given time.

Two.- To repeal the authority conferred by the Annual General Meeting of Shareholders held on 17 March 2017 under its agenda item five, in the unused part.

Three.- Authorise the Board of Directors, in the broadest terms, to exercise the authorisation contained in the resolution one above and to carry out any actions, procedures, requests or applications that may be necessary or advisable for its exercise, authorising the Board of Directors to sub-delegate this authority to the Executive Committee (with express powers to delegate this in turn); to the Chairman of the Board of Directors; to the Chief Executive Officer; or to any other director; and to confer authority, in the broadest terms, on any Company proxy.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 20 APRIL 2021

Approve the reduction of the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or “BBVA”) up to a maximum amount of 10% of the share capital as of the date of this resolution (i.e. up to a maximum nominal amount of THREE HUNDRED AND TWENTY-SIX MILLION SEVEN HUNDRED AND TWENTY-SIX THOUSAND FOUR HUNDRED AND FORTY-TWO EUROS AND FORTY-TWO CENTS OF EURO (EUR 326,726,442.42) corresponding to SIX HUNDRED AND SIXTY-SIX MILLION SEVEN HUNDRED AND EIGHTY-EIGHT THOUSAND SIX HUNDRED AND FIFTY-EIGHT (666,788,658) shares with a nominal value of FORTY-NINE CENTS OF EURO (EUR 0.49)), subject to obtaining, where appropriate, the prior corresponding regulatory authorisations, through the redemption of own shares purchased by BBVA by virtue of the authorisation granted by the BBVA Ordinary General Shareholders’ Meeting held on 16 March 2018 under item three of the agenda and by means of any mechanism for the purpose of being redeemed, all in compliance with the provisions of the legislation or regulations in force, as well as with any limitations that any competent authorities may establish. The implementation period of this resolution will end on the date of the next Ordinary General Shareholders’ Meeting, and shall cease as of such date in respect to the amount not executed.

The final figure of the share capital reduction will be determined by the Board of Directors, within the maximum amount mentioned above, based on the final number of shares that are purchased and that the Board of Directors decides to redeem in line with the delegation of powers approved below.

The share capital reduction does not involve the repayment of contributions to the shareholders as the Company itself holds the shares to be redeemed and the share capital reduction will be recorded as a charge to freely distributable reserves by means of the allocation of a restricted reserve for redeemed share capital in an amount equal to the nominal value of the redeemed shares, which may only be available under the same conditions as those required for the share capital reduction, in application of the provisions of Article 335 c) of the Corporate Enterprises Act, and therefore the Company’s creditors will not be entitled to exercise their right of opposition as referred to in Article 334 of the Corporate Enterprises Act.

To empower the Board of Directors, in the broadest terms, authorising it to sub-delegate on the Executive Committee (in turn, with sub-delegation powers); on the Chairman of the Board of Directors; on the Chief Executive Officer; and on any other person to whom the Board explicitly

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

grants powers for such purpose, in order to fully or partially execute the previously approved share capital reduction, on one or more occasions, within the established time frame and in the manner it deems most appropriate, including, in particular and without limitation:

(i)

To determine the number of shares to be redeemed in each execution, deciding whether or not to execute the resolution in whole or in part if no own shares are finally repurchased for the purpose of being redeemed or if, having been repurchased for that purpose, (a) they have not been purchased, on one or more occasions, in a sufficient number to reach the 10% of the share capital limit on the date of this resolution; or (b) market conditions, Company circumstances or any event of social or economic importance make it advisable for reasons of corporate interest or prevent its execution. The Board will notify such decision to the next Ordinary General Shareholders’ Meeting.

(ii)

To declare closed each of the executions of the share capital reduction finally agreed, setting, as appropriate, the final number of shares to be redeemed in each execution and, therefore, the amount by which the Company’s share capital must be reduced in each execution, in accordance with the limits established in this resolution.

(iii)	To redraft the article of the Bylaws governing the share capital so that it reflects the new share capital figure and the number of outstanding shares after each approved share capital reduction.

(iv)

To request, as appropriate, the delisting of the shares to be redeemed by virtue of this delegation in official or unofficial, regulated or unregulated, organised or not, domestic or foreign secondary markets, taking such steps and actions as may be necessary or advisable for this purpose before the relevant public and/or private bodies, including any action, declaration or management before any competent authority in any jurisdiction, including, but not limited to, the United States of America for the delisting of the shares represented by ADSs.

(v)

To execute all public and/or private documents, and to enter into as many acts, legal transactions, contracts, declarations and operations that may be necessary or advisable to carry out each approved share capital reduction.

(vi)

To publish as many announcements as may be necessary or appropriate regarding the share capital reduction and each of its executions, and carry out any actions required for the effective redemption of the shares referred to in this resolution.

(vii)	To set the terms and conditions of the reduction in any matters not provided in this resolution, as well as to carry out any procedures

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

and formalities required to obtain the consents and authorisations required for the effectiveness of this resolution.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SEVEN OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 20 APRIL 2021

Approve, pursuant to Article 529 novodecies of the Corporate Enterprises Act, the Remuneration Policy for Directors of Banco Bilbao Vizcaya Argentaria, S.A. (the “Policy”) for the 2021, 2022 and 2023 financial years. The text of the Policy, along with all other documentation pertaining to the General Meeting, has been made available to shareholders as of the date on which the General Meeting was convened, and includes a request to increase the maximum number of BBVA shares to be delivered to non-executive directors, as the case may be, in application of the fixed remuneration system with deferred delivery of BBVA shares in seven-hundred thousand additional shares with respect to the number of shares approved by the General Meeting on 11 March 2016; and a maximum number of six million BBVA shares, to be delivered to executive directors, as the case may be, based on the applicable annual variable remuneration payment rules. All of the above, in the terms set out in the Policy.

Likewise, to empower the Board of Directors, with express subdelegation powers, to the fullest extent required by law, to interpret, develop, formalise and execute this resolution; adopting as many resolutions and signing as many public or private documents as may be necessary or appropriate for its full effect, including adapting the Policy, when necessary and at the proposal of the Remunerations Committee, to any circumstances that may arise, to the rules established in the applicable legislation, to the recommendations or best practices on the subject and to the specific requirements made by supervisors, provided that this does not imply a substantial change in its terms and conditions that, in accordance with applicable legislation, should be newly submitted to consideration by the General Meeting; and, in particular, to:

(a)

Develop and establish the specific terms and conditions of the remuneration systems for non-executive directors and executive directors as regards any matters not laid down in the Policy, specifically including, but not limited to, designating beneficiaries, performing actions relating to incorporations and leaves of directors, resolving the settlement and payment and the terms of remuneration, establishing cases for early settlement, as necessary, and confirming compliance with any applicable terms and conditions to which this settlement is linked.

(b)

Adapt the content and terms and conditions of the Policy to any corporate transactions or exceptional circumstances that may arise while it is in force, either in connection with Banco Bilbao Vizcaya Argentaria, S.A. or its Group companies, or, in the case of the

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

remuneration system for executive directors, in connection with the indicators selected to determine the variable remuneration or with the banks comprising the group of peer institutions for the TSR indicator, where appropriate, in order for it to remain in equivalent terms and conditions.

(c)

Adapt the content of the Policy to any requirements, observations or requests that may be made by the competent supervisors and, in particular, make adjustments to the percentages and deferral periods for the annual variable remuneration set up for the executive directors of Banco Bilbao Vizcaya Argentaria, S.A., as well as in the withholding period for shares or in the rules set for its calculation.

(d)	Authorise the award of counterparty and liquidity contracts with any financial institutions that it freely designates, under the terms and conditions it deems appropriate.

(e)	Generally, perform as many actions and subscribe as many documents as may be necessary or convenient to ensure the validity, effectiveness, implementation, development and execution of the Policy.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTION UNDER AGENDA ITEM EIGHT OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 20 APRIL 2021

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of 26 June, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have a material impact on the Group’s risk profile, enabling subsidiaries of Banco Bilbao Vizcaya Argentaria, S.A., to likewise apply said maximum level to their professionals, pursuant to the Report issued in this regard by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., on 15 March 2021, and which has been made available to shareholders as of the date on which this General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTION UNDER AGENDA ITEM NINE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 20 APRIL 2021

To re-elect the audit firm KPMG Auditores, S.L., with registered office in Madrid, Paseo de la Castellana, 259C and company tax code B-78510153, filed under number S0702 in the Spanish Official Registry of Account Auditors, and registered in the Commercial Registry of Madrid under volume 11,961, page 90, section 8, sheet M-188.007, as Auditor of the Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A. and of its consolidated Group, for the 2021 financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTION UNDER AGENDA ITEM TEN OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 20 APRIL 2021

Approve the amendment of article 21 (Form and content of the notice of meeting) of Banco Bilbao Vizcaya Argentaria, S.A.’s Bylaws, which will read as follows:

“Article 21. Notice of the calling and format of the Meeting

Annual and extraordinary General Meetings must be called, within the notice period required by law, by means of a notice published in the Official Gazette of the Companies Registry (BORME) or one of the highest-readership daily newspapers in Spain, and be published on the National Securities Market Commission (Comisión Nacional del Mercado de Valores) website and the Company website, except when legal provisions establish other media for disseminating the notice.

The notice will indicate the date, time and place of the General Meeting at first calling and its agenda, which will contain all the matters that the meeting will cover, and any other references that may be required by law. The date on which the General Meeting will be held at second calling may also be stated in the notice.

At least twenty-four hours must elapse between the Meetings’ first and second calling.

The Board of Directors may consider the technical means and legal basis that enable and guarantee remote attendance at the General Meeting, and assess, when calling each General Meeting, the possibility of organising attendance at the meeting by remote means.

Additionally, where permitted by law and where extraordinary circumstances so advise, the Board of Directors may resolve to call virtual-only General Meetings, without in-person attendance of shareholders or their proxies, indicating, when calling the meeting, the means and conditions for remote attendance, as envisaged, where applicable, in the law and the General Meeting Regulations.”

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTION UNDER AGENDA ITEM ELEVEN OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 20 APRIL 2021

Approve the amendment of article 5 (Publication of the notice of the meeting) of Banco Bilbao Vizcaya Argentaria, S.A.’s General Meeting Regulations, which will read as follows:

“Article 5. Notice of the calling and format of the Meeting

Annual and extraordinary General Meetings must be called within the notice period required by law, by means of a notice published by the Board of Directors, or its proxy, in the Official Gazette of the Commercial Registry or one of the highest-readership daily newspapers in Spain, and be published on the National Securities Market Commission (Comisión Nacional del Mercado de Valores) website and the Company website, except when legal provisions establish other media for disseminating the notice.

The General Meeting may be called to be held in-person only, in-person with the possibility of attending remotely or, where permitted by law and extraordinary circumstances so advise, exclusively by remote attendance. Should the possibility of attending remotely be agreed, the Board of Directors will determine all necessary matters to allow the meeting to be conducted in an orderly fashion, within the framework established by law.

The notice will indicate the date, time and place of the meeting and its agenda, which will state all the matters to be covered, as well as any other references that may be required by law.

The date of the second calling shall also be recorded in the notice. At least twenty-four hours must elapse between the first and second calling.

The notice of the General Meeting will also state the date on which shareholders must have registered their shares in their name in order to be able to take part and vote at the General Meeting, where and how to obtain the full texts of the proposed resolutions, the reports and other documents required by law and by the Bylaws, as well as the address of the Company website where the information will be available.

Once the notice has been published and until the Meeting is held, the Company website will contain the documents relating to the General Meeting, including the notice of the meeting; the total number of shares and voting rights on the date of the calling; the documents and reports that will be presented at the Meeting; the full texts of the proposed resolutions; the identity, curriculum vitae and status of any directors whose appointment, ratification or re-election has been proposed and any related proposals and reports required by law; the forms to be used for proxy and remote voting; as well as any relevant information that shareholders may require to issue their vote and any information required by applicable legislation.

It will also include necessary details regarding shareholder information services, indicating telephone numbers, email addresses, offices and opening hours.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Moreover, where applicable, information will be included on how to follow or attend the General Meeting remotely, should this have been established, in accordance with the Bylaws, along with any other information on anything else considered useful or convenient for the shareholders for such purposes.

In accordance with applicable legislation, the Company will establish an Online Shareholders Forum on its website on the occasion of each General Meeting, providing duly secured access both for individual shareholders and any voluntary associations of shareholders that may be set up, in order to facilitate their communication prior to the General Meeting. Shareholders may post proposals on the Online Forum that they intend to present as supplements to the agenda included in the notice of the meeting, requests to second such proposals, initiatives to reach the threshold for minority rights established by law, and offers or requests for voluntary proxy.”

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWELVE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 20 APRIL 2021

Authorise the Board of Directors, with express substitution powers in favour of the Executive Committee or to the director or directors it deems convenient, as well as to any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorisations or filings from the Bank of Spain; the European Central Bank; Ministries, including the Ministry of Tax and the Ministry of Economy Affairs and Digital Transformation; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, authorise the Chairman, Carlos Torres Vila; the General Secretary and Secretary of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, Rosario Mirat Santiago so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Commercial Registry and with any other registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarised documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalise any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Commercial Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTION UNDER AGENDA ITEM THIRTEEN OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 20 APRIL 2021

Approve, on a consultative basis, the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to financial year 2020, which has been made available to shareholders, together with the remaining documents related to the General Meeting, as of the date on which the General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Mr. José Miguel Andrés Torrecillas Director

Born in 1955

Spanish national

Graduate in Economic and Business Sciences from the Complutense University of Madrid

Postgraduate studies in Management Programmes at IESE, Harvard and IMD

Professional Background:

1977 - 1987	External auditor

1987	Partner at Ernst & Young

1989 – 2004	Managing Partner of the Banking Group at Ernst & Young

2001 – 2004	General Managing Partner for Audit and Advisory Services at Ernst & Young Spain

2008 – 2013	Managing Director of the Audit and Advisory practices at Ernst & Young Italy and Portugal

2004 – 2014	Chairman at Ernst & Young Spain

He has been member of the Official Registry of Auditors (ROAC); of the Registry of Economic Auditors (REA); of the Governing Board of the Spanish Institute of Financial Analysts; of the Empresa y Sociedad Foundation; of the Spanish Institute of Chartered Accountants; of the Advisory Board of the Institute of Internal Auditors; and of the Institute of Chartered Accountants in England & Wales (the ICAEW).

He is currently member of the Board of Directors of Zardoya Otis, S.A.

He was appointed director of BBVA on 13 March 2015 and is Deputy Chair of the Bank since 29 April 2019.

Mr. Jaime Félix Caruana Lacorte Director

Born in 1952

Spanish national

Telecommunications Engineer by the ETSIT (Escuela Técnica Superior de Ingenieros de Telecomunicación) of the Universidad Politécnica de Madrid

Commercial Technician and State Economist (Técnico Comercial y Economista del Estado)

Professional Background:

1979-1984	Ministry of Commerce. General Manager of Imports, Subdelegation of Commerce and Spanish Institute of Foreign Commerce (ICEX)

1984-1987	Commercial Attaché in the Spanish Commercial Office in New York

1987-1996	General Manager and Chief Executive Officer in Renta 4 and in its investment fund manager

1996-1999	General Manager of Treasury and Financial Policy, director of Bank of Spain and of the Spanish National Securities Market Commission. Spanish representative in the Monetary Committee of the European Union and Director of the Spanish Net Equity Stakes (Sociedad Estatal de Participaciones Patrimoniales)

1999-2000	General Manager of Banking Supervision at the Bank of Spain

2000-2006	Governor of the Bank of Spain and member of the Governing Council of the European Central Bank

2003-2006	Chair of the Basel Banking Supervisory Committee

2006-2009	Head of Monetary, Capital Markets Department and Financial Counselor and General Manager at the International Monetary Fund (IMF)

2009-2017	General Manager of the Bank of International Settlements (BIS)

Other positions:

2004-2009	Member of the International Advisory Committee of the CBRC (China Banking Regulatory Commission)

2003-2017	Member of the Financial Stability Board (previously, Financial Stability Forum)

2013-2017	Member of the Group of Trustees of the Principles for Stable Capital Flows and Fair Debt Restructuring

Since 2003	Member of the Group of 30 (G-30)

Since 2011	Sponsor (patrono) of the Aspen Institute España Foundation

Since 2019	President of the International Center for Monetary and Banking Studies’ (ICMB) Foundation Board

Since 2019	Member of the China Banking and Insurance Regulatory Commission’s (CBIRC) International Advisory Committee

He was appointed director of BBVA on 16 March 2018.

Ms. Belén Garijo López Director

Born in 1960

Spanish national

Graduate in Medicine from Universidad de Alcalá de Henares - Madrid

Specialist in Clinical Pharmacology, Hospital La Paz - Universidad Autónoma de Madrid

Master in Business and Management, Ashridge Management School – United Kingdom

Professional Background:

Abbott Laboratorios

1989 – 1994	Medical Director – Madrid, Spain

1994 – 1996	International Medical Director – Illinois, EEUU

Rhône Poulenc

1996 – 1999	Director of Oncology – Madrid, Spain

Aventis Pharma

1999 – 2000	Director of Oncology, Central Nervous System and Insulin – Madrid, Spain

2000 – 2002	Global President of Oncology – New Jersey, EEUU

2002 – 2004	General Manager – Madrid, Spain

Sanofi Aventis

2004 – 2006	General Manager – Barcelona, Spain

2006 – 2011	President of Commercial Operations for Europe and Canada – Paris, France

Merck – Frankfurt, Germany

2011 - 2013	Chief Operating Officer of Merck Serono

2013 - 2015	President & CEO of Merck Serono

2015 - 2020	Member of the Executive Board and CEO of Merck Healthcare

2020 –	Vice Chair of the Executive Board and Deputy CEO of Merck Group. On 1 May 2021 she will become Chair of the Executive Board and CEO of Merck Group

Other positions:

2006-2011	Member of the Board at Sanofi Pasteur-MSD

2009-2011	Board member of Zentiva N.V.

Since 2011 she is Chair of the PhRMA International Executive Committee, ISEC (Pharmaceutical Research and Manufactures of America).

Since 2014 she is member of the Board of Directors of L’Oréal

She was appointed director of BBVA on 16 March 2012.

Mr. José Maldonado Ramos Director

Born in 1952

Spanish national

Graduated in Law from Universidad Complutense de Madrid, winning the extraordinary prize.

Professional Background:

In 1978 he passed State Exams and joined Spanish State Counsel Corps (Cuerpo de Abogados del Estado).

He was appointed Technical General Secretary to the Ministry of Territorial Administration, becoming Undersecretary to the same Department in 1982.

He has been Board Secretary and Director of Legal Services for Empresa Nacional para el Desarrollo de la Industria Alimentaria, S.A. (Endiasa); Astilleros Españoles, S.A.; and Iberia Líneas Aéreas de España, S.A.

He has also been Board Secretary for various companies, including: Astilleros y Talleres del Noroeste, S.A. (Astano); Aplicaciones Técnicas Industriales, S.A. (Ateinsa); Oleaginosas Españolas, S.A. (Oesa); Camping Gas, S.A. and Aviación y Comercio, S.A. (Aviaco); he has rendered services as Legal Counsel for Banco Exterior, S.A.; Legal Counsel for Banco Internacional de Comercio, S.A. and Banco Central Hispanoamericano S.A., as well as Director and Secretary of Sindibank, S.B.

He was appointed director and General Secretary of Argentaria in April 1997 and Director and General Secretary of Banco Bilbao Vizcaya Argentaria, S.A. on 28 January 2000. Took early retirement as Bank executive in December 2009, continuing as member of the Board of Directors.

Ms. Ana Peralta Moreno Director

Born in 1961

Spanish national

Degree in Economic and Business Sciences by the Universidad Complutense de Madrid

Master in Financial Management at the CEF (Madrid, Spain); Program for Management Development (PMD) at Harvard Business School; and Senior Management Program (PADE) at IESE

Professional Background:

1989-1990	Spanish Commercial Office in London, ICEX

Bankinter

1990-1994	Analyst at the Risks Area

1994-1998	Director of Asset Transactions. SME Division

1999-2002	Director of the Internet Office

2002-2004	Director of the Chairman’s Office

2004-2008	Chief Risk Officer. Member of the Management Committee

Banco Pastor

2008-2011	General Director of Risks. Member of the Management Committee

Other positions

2012-2018	Senior Advisor at Oliver Wyman Financial Services

She has been independent director at Banco Etcheverría, Deutsche Bank, SAE and Grupo Lar Holding Residencial S.A.U.

She is currently independent director of Grenergy Renovables, S.A. and of Inmobiliaria Colonial, SOCIMI, S.A. and she is member of the Professional Board of ESADE.

She was appointed director of BBVA on 16 March 2018.

Mr. Juan Pi Llorens Director

Born in 1950

Spanish national

Graduated in Industrial Engineering from Universidad Politécnica de Barcelona

PDG – General Management Programme, IESE

Professional Background:

IBM Corporation

1972 – 1978	Various posts. IBM Spain

1978 – 1982	Financial Sector Manager - Catalonia. IBM Spain

1983 – 1985	Head of Special Banking Projects. IBM Spain

1986 – 1987	Operations Manager for Catalonia. IBM Spain

1987 – 1989	Commercial Manager – Financial Sector. IBM Spain

1990 – 1990	Head of the Office of the President of IBM EMEA. France

1991 – 1992	Operations Manager for Benelux, Austria, Scandinavia and Switzerland. France

1992 – 1994	Manager of Software & Services for IBM Spain

1994 – 1995	General Manager of IBM Spain

1995 – 1995	Manager of Competitive Strategy for IBM Corporation. USA

1996 – 1996	Manager of Consulting & Systems Integration, IBM Latam. USA

1997 – 1998	Vice president for IBM Latam Sales. USA

1998 – 2001	Executive President – Spain & Portugal. IBM Spain

2001 – 2005	Vice president Financial Sector IBM EMEA. United Kingdom

2005 – 2008	Vice president for Sales of IBM EMEA

2008 – 2010	Vice president, Technology & Systems Group, IBM EMEA

2009 – 2011	Vice president, Financial Services Sector, GMU (Growth Markets Units). China

He is non-executive Chair of Ecolumber, S.A. and non-executive director of Oesía Networks, S.L. and of Tecnobit, S.L.U. (Oesía Group).

He was appointed director of BBVA on 27 July 2011 and he is Lead Director since 29 April 2019.

Mr. Jan Verplancke Director

Born in 1963

Belgian national

Bachelor in Science, Computer Science, at the Programming Centre of the North Atlantic Treaty Organization (NATO), in Belgium

Professional Background:

1985-1988	Programmer at the Belgian air forces

Levi Strauss

1988-1989	IT analyst (Belgium)

1990-1993	Head of IT Resources (Switzerland)

1994-1998	Vicepresident and Chief of Architecture (USA)

1998-1999	Vicepresident of Information of the Youth Category (USA)

Dell

1999-2004	Vicepresident of Technology and Chief Information Officer, in the EMEA region (United Kingdom)

Standard Chartered Bank

2004-2015	Director, Chief Information Officer, Group Head of Technology and Banking Operations (Singapore)

Other positions

2006-2009	Non-executive director at Cambridge Solutions (India)

2008-2011	Non-executive director at Monitise (United Kingdom)

Since 2017	Advisor to the internal consultation board at Abdul Latif Jameel (Saudi Arabia)

He was appointed director of BBVA on 16 March 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: March 16, 2021
By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo
Title: Corporate Secretary and Secretary of the Board of Directors